Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2019

Report of independent registered public accounting firm

To the Shareholder and the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

Opinion on the financial statement

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2019, and the related notes [the "financial statement"]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

Toronto, Canada
May 29, 2019

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2004.



Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at March 31

	2019
	$
ASSETS	
Current	
Cash	2,330,805
Deposit with clearing broker *[note 5]*	150,000
Receivable from clearing broker	180,013
Prepaid expenses	31,048
Total current assets	2,691,866
Deferred tax assets	4,475
	2,696,341
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	84,394
Due to affiliated companies *[note 6]*	1,001,262
Total current liabilities	1,085,656
Contingencies and commitments *[note 7]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	817,339
Total stockholder's equity	1,610,685
	2,696,341

See accompanying notes

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through commission based brokerage services, and is recognized on a trade-date basis.

Interest income consists of interest earned on cash deposited in bank accounts and on a deposit held with Pershing LLC, and is recognized on an accrual basis.

Other revenue includes foreign exchange gains or losses, and administrative fee revenue.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statement. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 32.46% for the year is based on calculations pursuant to the tax sharing arrangement amongst the US consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statement, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or

liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Disclosures Regarding Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. ASU 2014-09 establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company adopted the standard as of April 1, 2018 and applied it on a modified retrospective basis. With the adoption of this standard, there was no cumulative effect of initially applying the standard as an adjustment to retained earnings as of April 1, 2019.

Going Concern (subsequent to adoption of ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*)

In August 2014, the FASB issued ASU 2014-15*, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The ASU is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. For all entities, the ASU is effective for annual periods ending after 15 December 2016 and interim periods within annual periods beginning after 15 December 2016. The Company adopted the standard as of April 1, 2018 and there was no significant impact upon adoption of this standard on its financial statement.

Financial Instruments (ASU 2016-01, *Financial Instruments – Overall*)

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall*. The ASU provides comprehensive guidance on the recognition and measurement of financial assets and financial liabilities.
The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this guidance on April 1, 2018. There was no significant impact upon adoption of this standard on its financial statement.

Leases (ASU 2016-02, *Leases*)

In March 2016, the FASB issued ASU 2016-03, *Leases*, that will supersede previous lease accounting standards in US GAAP.

For public business entities, the standard is effective for annual periods beginning after December 15, 2018 (i.e., calendar periods beginning after January 1, 2019), and interim periods therein. For all other entities, the standard is effective for annual periods beginning after December 15, 2019 (i.e., calendar periods beginning after January 1, 2020), and interim periods after December 15, 2020. Early adoption would be permitted for all entities. The Company has adopted this standard beginning April 1, 2019 and has concluded there is not significant impact on its financial statement.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, due to affiliated companies, accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures limiting transactions with specific counterparties and assessing the credit worthiness of counterparties.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

5. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $150,000 at March 31, 2019.

6. RELATED PARTY TRANSACTIONS

As at March 31, 2019, $719,693 was owing to CGC for expenses incurred by CGC on behalf of the Company.

Included in due to affiliated companies are amounts of $281,963 owing to Canaccord Adams Financial Group Inc. ["CAFGI"] for use of its tax losses in the current and preceding years. There are no repayment terms or interest on the amounts owing.

7. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which

provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2019, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

8. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2019, the Company had net capital of $1,575,097 which was $1,502,720 in excess of the required net capital of $72,377.